Exhibit 12
STEWART ENTERPRISES, INC.
AND SUBSIDIARIES
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Six Months
	Ended
	April 30,		Years Ended October 31,
	2008		2007		2006		2005		2004		2003
Earnings from continuing operations before income taxes	$36,226	(3)	$57,413	(4)	$58,734	(5)	$11,281	(6)(7)	$48,527	(8)	$4,211	(9)

Fixed charges:
Interest charges (1)	12,083		26,023		30,203		30,793		47,735		53,962
Interest portion of lease expense (2)	745		1,470		1,604		1,567		1,918		1,933

Total fixed charges	12,828		27,493		31,807		32,360		49,653		55,895

Earnings from continuing operations before income taxes and fixed charges, less capitalized interest	$48,952	(3)	$83,948	(4)	$89,971	(5)	$43,308	(6)(7)	$97,780	(8)	$59,787	(9)

Ratio of earnings to fixed charges	3.82	(3)	3.05	(4)	2.83	(5)	1.34	(6)(7)	1.97	(8)	1.07	(9)

(1)	Includes capitalized interest expense of $102, $958, $570, $333, $400 and $319 for the six months ended April 30, 2008 and for the fiscal years ended October 31, 2007, 2006, 2005, 2004 and 2003, respectively.

(2)	The interest portion of lease expense is one-third of total lease expense.

(3)	Includes gains on dispositions, net of impairment losses of $128.

(4)	Includes a charge of $2,533 for net expenses related to Hurricane Katrina, a charge of $580 for separation charges related to the July 2005 restructuring of the Company’s divisions and retirement of an executive officer, ($44) of gains on dispositions, net of impairment losses and $677 for the loss on early extinguishment of debt related to the June 2007 senior convertible debt transaction.

(5)	Includes a net recovery of $1,628 related to Hurricane Katrina expenses, business interruption insurance proceeds of $3,169 related to Hurricane Katrina, a charge of $991 for separation charges related to the July 2005 restructuring of the Company’s divisions and retirement of an executive officer and ($153) of gains on dispositions, net of impairment losses.

(6)	Excludes cumulative effect of change in accounting principle of $153,180 (net of a $101,061 income tax benefit).

(7)	Includes a charge of $9,366 for net expenses related to Hurricane Katrina, a charge of $1,507 for separation charges related to the July 2005 restructuring of the Company’s divisions, $1,311 of gains on dispositions, net of impairment losses and $32,822 for the loss on early extinguishment of debt related to the 2005 debt refinancings.

(8)	Includes a charge of $3,427 for severance and other charges related to the December 2003 workforce reductions and separation payments to a former executive and ($225) of gains on dispositions, net of impairment losses.

(9)	Includes a charge of $11,289 for the loss on early extinguishment of debt recorded in connection with the redemption of the Remarketable Or Redeemable Securities, a non-cash charge of $9,562 recorded in connection with long-lived asset impairment and $2,450 of separation payments to former executives.
     During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

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